Exhibit 99.2
19th October 2006
Dear Fellow PacNet Shareholder,
We, MediaRing Ltd, own approximately 29.6% of the outstanding shares of Pacific Internet Limited and are its largest shareholder.
We are asking for your vote at the upcoming Extraordinary General Meeting (“EGM”) on 7 November 2006, in support of the views of the directors of PacNet, contained in PacNet’s Proxy Statement dated 16 October 2006.
The EGM is being held as a result of requests made by Vantage Corporation and us. Vantage had requested for an EGM with the intention of preventing us from having our nominees appointed to PacNet’s Board. In response, we requested that PacNet shareholders be given an opportunity to vote on the appointment of our nominees at the same EGM.
As you may know, PacNet’s Board approved the appointment of one of our nominees, Mr. Koh Boon Hwee, effective as of 26 September 2006. The appointment of our other proposed nominee, Mr. Walter J. Sousa has also been accepted by PacNet’s Board and is now pending the approval of the Info-Communications Development Authority of Singapore.
MediaRing does not understand why Vantage has gone to such great lengths to prevent our nominees from serving on PacNet’s Board, especially when Vantage, PacNet’s second largest shareholder, already has two representatives on the Board. MediaRing has never sought to remove Vantage’s representatives, as we believe that both shareholders have the right to representation. Furthermore, MediaRing is putting forth two very creditable candidates for Board directorship who will seek to increase shareholder value for all PacNet shareholders.
MediaRing’s nominees will work with PacNet’s Board and management to explore opportunities to grow PacNet’s businesses with a view to improving value for all shareholders. Our nominees will serve all shareholders.

We believe that the valuable experience of our nominees would be beneficial in enhancing the long-term value of PacNet, while strengthening existing strategic relationships. MediaRing’s nominees have significant corporate and tele-communications experience as well as regional exposure and are well suited to work with PacNet and its management. Our interests are aligned with all PacNet shareholders.
•	Mr. Koh Boon Hwee is the Chairman of DBS Group, a full service bank with a large presence in Singapore, Hong Kong, Thailand, Indonesia and the Philippines. Mr. Koh also brings substantial regional experience and contacts to PacNet, as he previously served as Chairman of Singapore Telecommunications (“SingTel”) from 1986 to 2001, a period during which Singtel expanded aggressively regionally. SingTel’s current market capitalization is approximately US$25 billion. Mr. Koh was also previously the Chairman of Singapore Airlines, SIA Engineering and Omni Industries (sold to Celestica in 2001).
•	Mr. Walter J. Sousa has been the Chairman of MediaRing since 1999. Mr. Sousa was a Managing Director of GE Asia Pacific Capital Technology Fund, a venture fund sponsored by GE Capital, Asia Pacific Capital, and Acer Inc. between 1999 and 2003. He is a founding partner of Asia Pacific Capital. Prior to Asia Pacific Capital, Mr. Sousa was the Chairman and Chief Executive Officer of AT&T Asia Pacific. He began his career at Hewlett Packard and over his 20-year career, he held several management positions including President of Hewlett Packard Asia.
We fully agree with the views set forth in PacNet’s Proxy Statement dated 16 October 2006. We support their recommended Board composition consisting of a majority of independent directors, with each major shareholder being appropriately represented. You are advised to read the Proxy Statement in its entirety for further details relating to the rationale and recommendations of the directors.
As we are not able to predict the outcome for each of the resolutions proposed at the EGM, we encourage you to vote FOR the appointment of both MediaRing’s nominees as Directors on Resolution 9 and Resolution 10. In the event that only one of Vantage’s nominees is elected and both our nominees are elected, MediaRing will ensure that one of our nominees steps down from PacNet’s Board so that the Board composition will be balanced, as recommended by the directors.

We therefore urge you to vote in accordance with the recommendations set forth in PacNet’s Proxy Statement (other than on Resolutions 7, 8, 9 and 10) as follows:

Resolution 1:	Vote AGAINST on Removal of the Pre-Requisition Directors;

Resolution 2:	Vote AGAINST on Removal of Directors appointed on or after 8 September 2006;

Resolution 3:	Vote FOR on Appointment of Mr. Claude Roger Charles;

Resolution 4:	Vote FOR on Appointment of Mr. Lim Soon Hock as a director;

Resolution 5:	Vote FOR on Appointment of Mr. Tan Chin Kwang Johnson as a director;

Resolution 6:	Vote FOR on Appointment of Mr. Phey Teck Moh as a director;

Resolution 7:	Vote ABSTAIN on Appointment of Mr. Tan Meng Dong as a director;

Resolution 8:	Vote ABSTAIN on Appointment of Ms. Zhang Yun as a director;

Resolution 9:	Vote FOR on Appointment of Mr. Koh Boon Hwee as a director;

Resolution 10:	Vote FOR on Appointment of Mr. Walter J. Sousa as a director;

Resolution 11:	Vote FOR on Inspection of Proxy Forms;

Resolution 12:	Vote ABSTAIN on Appointment of Mr. Steven Barry Simpson as a director;

Resolution 13:	Vote FOR on The Board’s recommendation that the Board comprise a majority of independent directors.
There is very little time remaining before the EGM, which PacNet has scheduled for 3:00 p.m. (Singapore time) on Tuesday, 7 November 2006 at its principal office, located at Insight Room, #01-07 The Rutherford, 89 Science Park Drive, Singapore 118261. MediaRing urges you to carefully consider the information contained in the Proxy Statement of PacNet dated 16 October 2006, this letter and Mr. Koh Boon Hwee’s representation letter of 10 October 2006 enclosed herein. Please sign, date and return the Proxy Form enclosed with the Proxy Statement today. Please do not return any proxy card or form that has not been sent by PacNet.
If your shares are held in registered form, your Proxy Form must be sent to PacNet’s registered office at 89 Science Park Drive, #01-07 The Rutherford, Singapore 118261 or The Bank of New York at P.O. Box 11146, New York, N.Y. 10203-0146, not less than 48 hours before the time set for the EGM, that is, no later than 3:00 p.m. on Sunday, 5 November 2006 (Singapore time) or 3:00 a.m. on Sunday, 5 November 2006 (New York time).

If your shares are held in the name of a bank or brokerage firm (or nominee), such entity may set an earlier voting deadline. We urge you to contact your bank or brokerage firm as soon as possible to ensure your vote is submitted in a timely fashion.
If you require additional assistance with the voting process or have any questions or would like to speak to MediaRing directly, please feel free to contact D.F. King & Co., Inc. at +1-888-567-1626.
Thank you very much for your support.

Yours sincerely,
/s/ Khaw Kheng Joo
Khaw Kheng Joo
Director and Chief Executive Officer
MediaRing Ltd

4